UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                             THE UNIMARK GROUP, INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    904789104
                                    ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 2003
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                                Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 904789104                                           Page 2 of 4 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above Persons (entities only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [  ]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              13,149,274
        Beneficially
          Owned By            8          Shared Voting Power
            Each                                        0
         Reporting
           Person             9          Sole Dispositive Power
            With                               13,149,274

                             10          Shared Dispositive Power
                                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          13,149,274

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)

                                          [  ]

13       Percent of Class Represented By Amount in Row (11)

                                         62.48%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                                               Page 3 of 4 Pages



               This Amendment No. 9 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of The UniMark Group, Inc. (the "Issuer"). This Amendment No. 9 supplementally amends the initial statement on
Schedule 13D, dated July 2, 1998, and all amendments thereto (collectively, the "Initial Statement") filed by Mexico Strategic Advisors LLC (the "Reporting Person"). This Amendment No. 9 is being filed to report the withdrawal of a previously announced proposal made to the Issuer to acquire all of the outstanding Shares not beneficially owned by the Reporting Person. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed on behalf of the Reporting Person and relates to Shares held for the account of M&M Nominee LLC, a Delaware limited liability company ("M&M").

Item 4.        Purpose of Transaction.

               M&M has advised the Board of Directors of the Issuer that its previously announced proposal to acquire all of the Shares not held by M&M has been withdrawn.

               The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, MSIF, Madera, and/or M&M, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Person may be deemed the beneficial owner of the 13,149,274 Shares held for the account of M&M (approximately 62.48% of the total number of Shares outstanding).

               (b) The Reporting Person (by virtue of the Advisory Contract) may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of M&M.

               (c) There have been no transactions effected with respect to the Shares since January 6, 2003 (60 days prior to the date hereof) by the Reporting Person, Madera, MSIF and/or M&M.

               (d) The members of M&M, including Madera and MSIF, have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares held for the account of M&M in accordance with their ownership interests of M&M.

               (e) Not applicable.

                                                              Page 4 of 4 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     March 7, 2003                        MEXICO STRATEGIC ADVISORS LLC



                                               By: /s/ Armando T. Belly
                                                  ------------------------------
                                                   Armando T. Belly
                                                    Manager